FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	TERYL RESOURCES CORP.

ISSUER'S ADDRESS	#1103 - 11871 HORSESHOE WAY,

RICHMOND, BC V7A 5H5

ISSUER'S TELEPHONE NUMBER	(604) 278-5996

CONTACT PERSON	JOHN G. ROBERTSON

CONTACT'S POSITION	PRESIDENT

CONTACT'S TELEPHONE NUMBER	(604) 278-5996

FOR QUARTER ENDED	NOVEMBER 30, 2003

DATE OF REPORT	JANUARY 30, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"JOHN G. ROBERTSON"	2004/01/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

"JENNIFER LORETTE"	2004/01/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2003

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT NOVEMBER 30, 2003

ASSETS
	Nov. 30,	Nov. 30,	May 31,
	2003	2002	2003
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	188,998	4,129	-
Receivables, prepaids and deposits	266,219	30,659	73,797
	455,217	34,788	73,797
Investments (Note 3)	4,026	4,026	4,026
Office Equipment (Note 4)	7,345	4,431	3,939
Mineral Property Interests (Note 5)	196,795	156,698	176,150
Deferred Expenditures:
Exploration and development (Note 5)	2,148,508	1,643,633	1,849,567
	2,811,891	1,843,576	2,107,479

LIABILITIES AND CAPITAL LESS DEFICIT

Current Liabilities:
Cheques issued in excess of funds on deposit	-	-	50,381
Accounts payable and accrued liabilities	169,081	525,891	622,410
Estimated liability for capital taxes (Note 6)	712	855	750
Advances from (to) related parties (Note 7)	495,653	414,181	636,644
Debenture payable (Note 8)	150,000	150,000	150,000
	815,446	1,090,927	1,460,185
Contingecies and Commitments (Note 9)
Share Capital: (Note 10)	7,880,887	6,020,427	6,297,375
Subscriptions Received (Notes 12 & 13)	85,572	275,860	69,972
Deficit	(5,970,014)	(5,543,635)	(5,720,053)
	2,811,891	1,843,576	2,107,479

Approved by the Directors:

"John Robertson"                                               John Robertson

"Jennifer Lorette"                                               Jennifer Lorette

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2003

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2003	2002	2003	2002
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	5,789	4,320	10,270	10,601
Deduct: Oil & Gas Operating expenses	1,488	-	2,943	6,602
Net Income from Oil and Gas	4,301	4,320	7,327	3,999
General and Administrative Expenses:
Consulting, publicity and investor relations	64,376	23,948	140,796	30,524
Management and directors fees(Note 11)	15,625	27,530	24,875	38,040
Auto, travel and entertainment	15,163	2,846	30,840	5,702
Filing fees and electronic data services	11,104	2,884	14,909	4,168
Office supplies, courier & telephone	11,189	11,771	19,574	25,703
Secretarial fees (Note 11)	3,907	4,500	10,874	4,500
Debenture interest (Note 8)	3,664	3,664	7,368	7,368
Transfer agent fees	2,994	670	4,615	1,934
Legal fees	2,748	3,790	3,480	6,716
Audit and accounting	700	10,935	20,200	10,935
Office rent and utilities (Note 11)	650	4,752	2,600	5,142
Bank charges and other interest	513	327	1,297	657
Foreign exchange loss (gain)	(39,594)	(22)	(24,891)	310
Interest income	(174)	(15)	(177)	(38)
Amortization	414	246	927	492
General and Administrative Expenses	88,279	97,826	257,287	142,153
Net Income (Loss) for the Period	(83,978)	(93,506)	(249,960)	(138,154)
Deficit - Beginning of Period	(5,886,036)	(5,450,129)	(5,720,054)	(5,405,481)
Deficit - End of Period	(5,970,014)	(5,543,635)	(5,970,014)	(5,543,635)

EARNINGS (LOSS) PER SHARE (Note 6)	(0.0032)	(0.0039)	(0.0097)	(0.0057)

Weighted Average Shares Outsanding	25,847,198	23,934,235	25,847,198	23,934,235

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2003

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2003	2002	2003	2002
	$	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	-	-	-
Fish Creek Claims: (Joint Venture) (Note 7B)
Lease payments	2,310	-	2,310	-
Geophysical survey and reports	1,431	-	1,901	2,409
	3,741	-	4,211	2,409
West Ridge Claims: (Note 7D)
Geophysical survey	104,976	5,193	118,190	5 193
Annual rent	8,125	-	8,125	-
Reports and maps	-	1,884	4,121	1,884
	113,161	7,077	130,496	7,077
Gil Venture: (Joint Venture) (Note 7E)
Drilling and trenching	162,860	-	162,860	-
Reports and maps	-	4,524	1,374	4,718
	162,860	4,524	164,234	4,718
Exploration and Development for the Period	279,762	11,601	298,941	14,204
Exploration& Developmentt Beginning of Period	1,868,746	1,632,032	1,849,567	1,629,429
	2,148,508	1,643,633	2,148,508	1,643,633
Less: Exploration and development written off:
Re inactive claims	-	-	-	-

Exploration & Development at End of Period	2,148,508	1,643,633	2,148,508	1,643,633

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2003

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2003	2002	2003	2002
	$	$	$	$
Operating Activities:
Receipts from oil and gas revenues	5,789	4,320	10,270	10,601
Payments of oil and gas operating costs	(1,488)	( - )	(2,943)	(6,602)
Receipts of interest income	174	15	177	38
Receipts from sales taxes	-	-	2,952	-
Payment of debenture interest	(15,000)	-	(15,000)	-
Capital tax liability change	47	(1)	38	7
Payments for goods and services	(485,820)	(5,180)	(720,000)	(7,486)
Cash Flows from Operating Activities	(496,298)	(846)	(724,506)	(3,442)

Financing Activities:
Share capital issued for cash (Note 10)	906,650	-	1,408,150	-
Advances from (to) related parties	7,985	17,849	(140,991)	28,615
Cash Flows from Financing Activities	914,635	17,849	1,267,159	28,615

Investing Activities:
Current exploration & development costs	(279,762)	(11,601)	(298,941)	(14,204)
Disposal (purchase) of office equipment	1,996	-	(4,333)	-
Cash Flows from Investing Activities	(277,766)	(11,601)	(303,274)	(14,204)
Increase (Decrease) in Cash	140,571	5,402	239,379	10,969
Cash (Deficiency) at Beginning of Period	48,427	(1,273)	(50,381)	(6,840)
Cash (Deficiency) at End of Period	188,998	4,129	188,998	4,129

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.
	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.
	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months and Six Months Ended November 30, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:
These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:
The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ i]	Investments:
The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:
Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was in- corporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at November 30, 2003. If Teryl, Inc. issues shares to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Months and Six Months Ended November 30, 2003

3.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS's property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Inc. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 3,017 Cdn. at November 30, 2003 (2002 - $ 978).

	2003	2002
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxGold Inc. :
15,880 shares	4,025	4,025
	4,026	4,026

4.	OFFICE EQUIPMENT consists of:
		Nov. 30,	Nov. 30,
		2003	2002
	Furniture and fixtures - at cost	39,265	34,932
	Less: Accumulated amortization	31,920	30,501
		7,345	4,431

In accordance with Canadian general accepted accounting principles, the Company wrote off entirely its incorporation costs at August 31, 2002.

5.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl's		Nov. 30,	Nov. 30,
Claim Group	Region	Interest	Ref.	2003	2002
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	-
Anderson Group	Fairbanks, Alaska	0-95%	C	6,559	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381
				196,975	156,698

UNAUDITED - PREPARED BY MANAGEMENT	. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
For the Three Months and Six Months Ended November 30, 2003

5.	MINERAL PROPERTY INTERESTS Continued):

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. retains its 100% interest in the claims and has been conducting an exploration program over the past two years.

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. In 1991 the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been explorationing this property from 2001 to date and will announce a production decision in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 162,860 ($ 122,114 US) in the November, 2003 period. Further cash calls are expected in 2004.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months and Six Months Ended November 30, 2003

5.	MINERAL PROPERTY INTERESTS (Continued):

	E.	STEPOVICH LEASE:

In 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES: PROPERTY COSTS:

	Balance -	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	in Period	Nov 30/03
Silverknife	1		1		1
Fish Creek		19,452	19,452	14,086	33,538
Anderson Group				6,559	6,559
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	156,698	19,452	176,150	20,645	196,795

DEFERRED EXPLORATION AND DEVELOPMENT:

	Balance	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	in Period	Nov 30/03
Silverknife - inactive		2,152
Silverknife - inactive			-		-
		(2 152)
Fish Creek		47,595	47,595	4,211	48,065
West Ridge	246,186	22,976	269,162	130,496	286,497
Gil Venture	1,382,242	149,567	1,531,809	164,234	1,533,183
Stepovich Lease	1,001	-	1,001	-	1,001
	1,629,429	220,138	1,849,567	298,941	2,148,508

6.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,127,460 available to reduce future taxable income until the year 2010, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,118,478 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 712 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months and Six Months Ended November 30, 2003

6.	INCOME TAXES AND EARNINGS PER SHARE (Continued):

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the period as presented on the consolidated statement of operations.

Diluted earning per share is calculated using the Treasury Stock Method, whereby it is assumed that proceeds on the exercised stock options are used by the Company to repurchase its shares at the average market price during the year of $ 0.40 (2002 - $ .20). As the 2003 and 2002 periods both resulted in a loss there are no figures presented as the effect would be anti-dilutive.

7.	ADVANCES FROM (TO) RELATED COMPANIES consist of:

			Balance
	Changes for	Changes	Nov. 30,
	3 Months	6 Months	2003
540330 B.C. Ltd.	-	(64,334)	13,894
Access Information Systems Inc.	536	(15,747)	112,831
JGR Petroleum Inc.	6,406	321	102,535
Information Highway.com Inc.	(409)	(409)	(818)
International Diamond Syndicate (Note 3)	-	-	(1)
Linux Gold Inc. (Note 3)	4,544	2,015	(1,704)
Rainbow Network	(21)	(5,753)	55,595
Reg Technologies Inc.	12,724	5,395	(588)
REGI US, Inc.	(2,600)	(2,600)	(11,840)
Sovo Computer Centre	-	(2,360)	2,593
SMR Investments Ltd.	(13,195)	(57,519)	223,156
	7,985	(140,991)	495,653

The advances to and from related companies bear no interest and have no fixed repayment terms.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 7
For the Three Months and Six Months Ended November 30, 2003

8.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 6,195 was accrued to November 30, 2003 (2002 - $ 21,498). Teryl paid Keltic Bryce $ 15,000 interest on January 15, 2003 and November 12, 2003. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

9.	CONTINGENCIES AND COMMITMENTS:

See Note 10 below for "Outstanding Commitments to Issue Shares".

10.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000
Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which was completed during the August 31, 2002 period.

On April 22, 2002, the Company granted a Directors' stock option to J. Robertson for 1,000,000 shares at a price of $ 0.15 for a term of five years. J. Robertson exercised options for 10,000 shares in June, 2003. On April 22, 2002, the Company granted stock options to a senior officers to purchase up to 600,000 common shares at a price of $ 0.15 for a five year period. On April 22, 2002, the Company granted a stock option to an employee to purchase up to 50,000 common shares at a price of $ 0.15 for a five year period of which 25,000 have been exercised.

On September 23, 2002, the Company granted a stock options to an employees to purchase up to 25,000 common shares at a price of $ 0.15 for a five year period. On November 22, 2002, the Company granted a stock option to a senior officer to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period. On December 16, 2002, the Company granted a stock option to a consultant to purchase up to 50,000 common shares at a price of $ 0.40 for a five year period, which were exercised in November, 2003.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
For the Three Months and Six Months Ended November 30, 2003

10.	SHARE CAPITAL (Continued):

On February 19, 2003, the Company granted a stock option to a consultant to purchase up to 350,000 common shares at a price of $ 0.40 for a three year period.

Issued Share Capital - Common - consists of the following: FOR CASH:

		No. of Shares		Amount

Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Period Ended November 30, 2003:
Stock option exercised	E	10,000	0.15	1,500
Private placement	F	2,000,000	0.25	495,887
Private placement warrants exercised	G	250,000	0.12	30,000
Stock option exercised	H	50,000	0.40	20,000
Private placement	I	3,000,000	0.35	1,034,250
Stock option exercised	J	12,500	0.15	1,875
		5,332,500		1,583,512
Total Issued for Cash at Nov. 30, 2003		25,960,224		6,906,748
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	K	200,000	0.08	16,000
Total Issued to May 31 & Nov. 30, 2003		2,697,359		620,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31 & Nov. 30, 2003		1,902,705		353,480
TOTAL SHARES ISSUED AT NOVEMBER
30, 2003		30,560,588		7,880,887

UNAUDITED - PREPARED BY MANAGEMENT	. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months and Six Months Ended November 30, 2003

10.	SHARE CAPITAL (Continued):

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

B.	On December 20, 2002, J Singh, exercised an Employee Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.
C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.
D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued for subscriptions received by its subsidiary, Teryl, Inc. ( Note 15)

E.	On June 23, 2003, J. Robertson, President of the Company, exercised a Stock Option for 10,000 shares at $ 0.15 per share to net the treasury $ 1,500.
F.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable within the first year for $ 0.30 per common share and for $ 0.40 per common share within the second year.

G.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
H.	On November 21, 2003, G. Freeman, exercised an Employee Stock Option for 50,000 shares at $ 0.45 per share to net the treasury $ 20,000.
I.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 15,750) to net the treasury $ 1,034,250. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

J..	On November 28, 2003, J Singh, exercised an Employee Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.
K.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 5B.

During the three month quarter ended November 30, 2003, the Company issued stock options to two consultants, P. Zihlmann and G, Duggan, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, exercisable within a five year period.

In November, 2003, the Company cancelled two employee stock options. One, issued to J. Gomez for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other issued to J. Singh for 25,000 common shares at $ 0.15 expiring April 22, 2007.

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
For the Three Months and Six Months Ended November 30, 2003

10.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:
At November 30, 2003, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	1,000,000	0.12/0.15	Dec. 11/03/04
Private placement Warrants	1,000,000	0.30/0.40	Aug. 26/04/05
Private placement Warrants	1,500,000	0.50	Nov. 24/04
Consultant's Option	350,000	0.40	Feb. 19/06
Director's Option	990,000	0.15	Apr. 22/07
Senior Officers' Options	600,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Sept. 23/07
Senior Officer's Option	200,000	0.15	Nov. 22/07
Consultant's Option	50,000	0.40	Dec. 16/07
Consultant's Options	75,000	0.40	Mar. 4 /08
Consultant's Option	150,000	0.40	Oct. 20/08
Consultants' Options	300,000	0.45	Nov. 14 /08
	6,240,000

See Note 12 "Subsequent Events" for details on Private Placement warrants and Stock Option exercised after November 30, 2003.

11.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 7 re investment in and advances to IDS.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture and Note 7 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 15,000 in the period ended November 30, 2003. See Note 5A regarding mineral property transactions and Note 7 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Inc., US a public company controlled by an officer of the Company, as described in Note 3. See Note 7 re Linux advances and Note 5B regarding mineral property transactions with Linux.

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
For the Three Months and Six Months Ended November 30, 2003

11.	RELATED PARTY TRANSACTIONS (Continued):

Administration consulting fees of $ 10,375 were paid during the November 30, 2003 period to J. Lorette, Vice-President of the company and secretarial fees of $ 10,874 were paid to M. Van

Oord, a director of the company. Director's fees of $ 5,500 were paid to J. Robertson, President of the company during the November 30, 2003 period.

12.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 10 for information on commitments to issue shares after the balance sheet date.

On November 27, 2002, the Company's directors passed a resolution to request a name change to Teryl Gold Inc. which was passed at the annual general shareholders' meeting. This change had still not been approved by regulatory bodies by the date of these statements.

In December, 2003 and January, 2004, three individuals exercised private placement warrants for 124,500 common shares at $ 0.30 to net the treasury $ 37,350 of which $ 15,600 had been received as subscriptions at November 30, 2003. On December 4, 2003, an employee exercised a stock option for 50,000 common shares at $ 0.15 to net the treasury $ 7,500.

13.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 5D, 5E & 5F regarding mineral claim properties, exploration and development and option agreements.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 10 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return his agreement and negotiations are still proceeding to resolve this.

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